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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 1-10410

                           NOTIFICATION OF LATE FILING

         (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F [ ] Form 10-Q
[   ]  Form N-SAR
         For Period Ended:  December 31, 2000
                          ------------------------------------------------------
[   ]  Transition Report on Form 10-K     [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F     [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K
         For the Period Ended:__________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part IV, Item 14(a)2


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant  Harrah's Entertainment, Inc.
Former Name if applicable:
Address of principal executive office (Street and number) One Harrah's Court City, state and zip code Las Vegas, Nevada 89119

                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
[ X ] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

            The Company has an approximate 40% beneficial ownership interest in JCC Holding Company and its subsidiary, Jazz Casino Company, LLC (collectively, "JCC"). JCC is a public registrant and subject to the filing requirements of Regulation S-X. On January 4, 2001, JCC filed a voluntary petition for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Due to the filing of bankruptcy by JCC, in fourth quarter 2000 we recorded reserves of $220 million for receivables not expected to be recovered in JCC's reorganization plan. These reserves were in addition to our equity pick-up of $46 million in JCC operating losses for 2000. Due to reserves and losses we recorded in 2000 arising from our investment in this nonconsolidated affiliate, we are required to file separate financial statements for JCC pursuant to Rule3-09(a). JCC is currently completing its Form 10-K filing and has not released to us its audited financial statements for the year ended December 31, 2000. After these statements are available, we will file a Form 10-K/A to update the Form 10-K that we filed on March 29, 2001, with this information.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Judy T. Wormser         (702) 407-6404

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [ X ] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [   ] Yes  [ X ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Harrah's Entertainment, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  April 3, 2001                 By    /s/ JUDY T. WORMSER
                                         ----------------------------------
                                         Judy T. Wormser, Controller and
                                         Principal Accounting Officer